Drilling update – Wahoo-1

Well suspended due to higher-than-expected pressures

SINGAPORE and PORT MORESBY, Papua New Guinea, July 14, 2014 /PRNewswire/ -- InterOil Corporation (NYSE, POMSox: IOC) has suspended the Wahoo-1 well in PPL474 in Papua New Guinea after intersecting gas and higher-than-expected pressures that could compromise rig safety.

Significant concentrations of methane, ethane, propane and butane have been recorded and are believed to be entering the well bore from permeable zones above the predicted reservoir zone, which is yet to be penetrated.

The gas is characteristic of thermogenic hydrocarbons, which are indicative of an active hydrocarbon-generating source rock.

The Wahoo-1 well was designed for high pressures based on data from other wells in the region but the pressures have exceeded by nearly 50% even those of InterOil's Antelope discovery, 170km to the north-west.

After a review by drilling and engineering teams and expert advisers, InterOil has concluded that drilling ahead would pose an unacceptable safety risk to people and the rig.

The company has received approval from the PNG Department of Petroleum and Energy to suspend the well.

Operations to resume as soon as practicable

InterOil intends to resume operations as soon as practicable following a detailed review of well engineering, equipment and options, when the company is satisfied it is safe to proceed, and after the regulator has approved the company's plans.

An option includes testing of the gas-bearing permeable zones encountered in the Orubadi mudstone.

Progress on Wahoo-1 has confirmed an effective seal in the Orubadi mudstone, as well as the presence of thermogenic hydrocarbons, both of which are key components to a working petroleum system.

Further drilling is required to confirm the presence of a reservoir below the current total depth of the well before Wahoo can be considered a discovery.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2000 staff and contractors and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts
Singapore David Wu Vice President, Investor Relations David.Wu@InterOil.com Phone: +65 6507 0222	United States Meg LaSalle Investor Relations Coordinator Meg.LaSalle@InterOil.com Phone: +1 281 292 1800
Media contacts
Singapore Rob Millhouse Vice President, Corporate Affairs Robert.Millhouse@InterOil.com Phone: +65 8112 5694	Australia John Hurst Cannings Corporate Communications jhurst@cannings.net.au Phone: +61 418 708 663

Forward-looking statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur are forward-looking statements including, in particular, references to plans for Wahoo-1. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company's control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include risks discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, Papua New Guinea has no established market for natural gas or gas condensate and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be extracted and sold commercially. Investors are urged to consider closely disclosure in the company's Form 40-F, available at www.interoil.com or from the SEC at www.sec.gov and InterOil's Annual Information Form, available on SEDAR at www.sedar.com.